SHINE MEDIA ACQUISITION CORP.
Rockefeller Center
1230 Avenue of the Americas, 7th Floor
New York, New York 10020

December 20, 2006

VIA TELECOPY (202) 942-9516
John Reynolds
United States Securities and
Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
RE:	Shine Media Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-127093) (the “Registration Statement”)

Dear Mr. Reynolds:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 P.M., on Wednesday, December 20, 2006, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
The Company may not assert the actions of the Commission referred to above as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SHINE MEDIA ACQUISITION CORP.

By:	/s/ David Y. Chen
Name: David Y. Chen
Title: Chief Executive Officer and President